EXHIBIT 99.1

News Release

Kamada Announces Significantly Improved Infusion Rate for Glassia®

Lowers time from preparation to ﬁnish for patients with Alpha-1 Antitrypsin
Deficiency by more than 75%

NESS ZIONA, Israel (April 24, 2014) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces a significantly improved infusion rate for Glassia® (Alpha1-Proteinase Inhibitor -Human); this improvement was recently approved by the U.S. Food and Drug Administration (FDA).  Glassia, which is marketed in the U.S. through a strategic partnership by Baxter International Inc., is the first and only ready-to-use liquid alpha1-proteinase inhibitor (Alpha1-PI) approved by the FDA and is indicated as a chronic augmentation and maintenance therapy in adults with alpha-1 antitrypsin deficiency (AATD, or Inherited Emphysema).

This major improvement was achieved following a post-marketing study conducted by Baxter, and it supports the strategic partnership between Kamada and Baxter to improve quality of life for patients treated by Glassia in the U.S.  Kamada expects this improvement to significantly increase the number of patients treated by Glassia in the U.S.  In addition, this improvement can be further leveraged by Kamada in other geographies and for additional indications currently in clinical development, once approved.

The improved infusion rate is highly important because it reduces the overall time from preparation to finish, which is key for AATD patients who are using this therapy chronically and for life.  For the average patient weighing ~70kg, the new infusion rate reduces the weekly infusion time from 70 minutes to 15 minutes.   This along with its ready-to-use feature makes Glassia a highly user friendly and convenient product that supports patient quality of life.

“We are very pleased to receive this post-marketing approval for the improved infusion rate for Glassia as it underscores Kamada’s commitment to leverage our technological expertise in plasma-derived protein therapeutics to be the most innovative company in the AAT industry,” stated David Tsur, Co-founder and CEO of Kamada. “As the only commercially available liquid, ready-to-use Alpha1- augmentation product, the enhanced infusion rate further expands Glassia’s competitive edge, and we expect this improvement to significantly increase the number of patients treated by Glassia in the U.S.”

“This improved infusion rate will be used in additional territories that recognize the FDA approval.  Importantly, the enhanced infusion rate can be used for our future indications, currently in clinical trials, such as in type 1 diabetes and graft-versus-host disease (GvHD),” added Tsur.

Kamada is expecting to report top-line data from its recently completed Phase 2/3 clinical study in Europe for its innovative inhaled AAT to treat AATD, and has a robust late-stage clinical program utilizing its innovative technology. This program includes conducting a Phase 2 trial for inhaled AAT to treat AATD in the U.S., conducting a Phase 2/3 trial of intravenous AAT to treat type 1 diabetes with interim data expected in 2016, and plans to initiate a U.S. Phase 2 clinical trial of inhaled AAT to treat cystic fibrosis in the second half of 2014 and support a U.S. Phase 2 trial to treat GvHD with Glassia, with plans to initiate additional trials for this indication in the near term.  The Company recently completed enrollment in a U.S. Phase 2/3 clinical study of KamRAB® as a post-exposure prophylaxis to treat rabies with product launch expected in 2015.

About Glassia
Glassia (Alpha1-Proteinase Inhibitor -Human) is the first available ready-to-use liquid alpha1-proteinase inhibitor (Alpha1-PI) and is indicated as a chronic augmentation and maintenance therapy in adults with alpha-1 antitrypsin (AAT) deficiency.  Glassia is administered once a week and is augmenting the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties.  Glassia is approved by the U.S. Food and Drug Administration for the treatment of AAT deficiency.  It is marketed through a strategic partnership with Baxter International Inc. in the United States.

About Alpha-1 Antitrypsin Deficiency
Alpha-1 antitrypsin, also called AAT, is a protein made in the liver. Normally the protein travels through the bloodstream and helps protect the body's organs from the harmful effects of other proteins. The lungs are one of the main organs that the AAT protein protects. AAT deficiency (AATD) occurs if the AAT proteins made in the liver are not the right shape, and they get stuck inside liver cells and cannot get into the bloodstream.  As a result, not enough AAT proteins travel to the lungs to protect them, which increases the risk of lung disease. Also, liver disease can develop because too many AAT proteins are stuck in the liver. Severe AATD occurs when blood levels of the AAT protein fall below the lowest amount needed to protect the lungs.

AATD is an inherited condition that occurs in all ethnic groups, yet most often in Caucasians of European descent. It is not known how many people have AAT deficiency and many people who have the condition may not know they have it. According to the National Institutes of Health, estimates of disease incidence range from about 1 in every 1,600 people to about 1 in every 5,000 people.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is conducting a Phase 2/3 clinical trial in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com